Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2010

Fourth Quarter 2010

Financial Highlights

•	Net sales increased 17% quarter-over-quarter to US$40.0 million from US$34.2 million in 3Q10

•	Gross margin excluding stock-based compensation decreased to 45.1% from 48.4% in 3Q10

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items decreased to US$11.2 million from US$13.2 million in 3Q10

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items increased to 17.3% from 9.8% in 3Q10

•	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items increased to US$0.18 from US$0.16 in 3Q10

Business Highlights

•	Fourth consecutive quarter of revenue growth

•	Increased total unit shipments 20% sequentially and 81% year-over-year to approximately 127 million units

•	Increased storage controller unit shipments 21% sequentially and 83% year-over-year

•	Increased our SSD and embedded controller sales by 9% year-over-year

•	Increased our sales of 3-bits per cell controllers by about 32% sequentially and continue to account for approximately 25% of our total controller sales

•	Significant design wins at Samsung for microSD, SD and USB flash drives for leading-edge flash components including 3Xnm TLC and 2Xnm MLC and TLC

•	Significant design activity for embedded controllers with leading flash OEMs expected to enter production in first half 2011

Taipei, Taiwan, February 1, 2011 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its fourth quarter of 2010 financial results. For the fourth quarter of 2010, net sales increased 17% quarter-over-quarter to US$40.0 million from US$34.2 million in the third quarter of 2010. Net income (GAAP) was a loss of US$5.5 million or US$0.19 per diluted ADS, compared to earning US$0.3 million or US$0.01 per diluted ADS in the third quarter of 2010.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and other items increased in the fourth quarter to US$5.8 million or US$0.18 per diluted ADS compared with a net income in the third quarter of US$5.1 million or US$0.16 per diluted ADS.

Fourth Quarter 2010 Financial Review

Commenting on the results of the fourth quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are excited to report a much stronger than expected fourth quarter of 2010 with revenue increasing by 17% sequentially and 78% year-over-year. Strong unit and revenue growth in our storage and communications businesses drove the better than expected results. While gross margins decreased sequentially, tight operating expense control and higher revenue resulted in our operating margins increasing by 746 basis points to over 17%.

Our mobile storage business continued to outperform as revenue increased 20% sequentially and doubled compared to fourth quarter 2009. This business grew better than expected because of improved NAND flash supply combined with strong emerging market demand. TLC and MLC flash components were more widely available and a significant portion of the incremental TLC supplied to the market was converted into USB flash drives using our advanced TLC controllers. We believe a big portion of these USB flash drives were sold to South America, India, and other emerging markets. Our card controller business, especially our microSD card controller products, delivered robust results from strong sales in China, as well as several new OEM programs. We believe continuing growth of smartphones is a big driver of our strong card controller sales as our bundled card controller sales continued to exceed half of all our SD card sales. We also benefited this quarter from a modest 1% decline in blended controller ASP as our higher value-added products ramped further. Our TLC controller sales increased over 30% sequentially and continued to account for roughly 25% of all our total controller sales. For full year 2010, our controller ASP increased 11% compared to 2009 as we doubled our sales of SSD and embedded flash controllers, led and continued to lead in the introduction of next generation TLC and MLC controllers, and produced unmatched valued-added solutions that provide our customers with competitive performance differentiation and cost advantages.

Our mobile communications business rebounded further as our transceiver sales grew more than 60% sequentially. Mobile TV IC sales were down sequentially due to uneven order patterns with strength in our Korea T-DMB and China CMMB solutions offset by weakness in our Japan and South America I-SDBT solutions.”

Sales

Net sales in the fourth quarter were US$40.0 million, an increase of 17% compared with the previous quarter. For the quarter, mobile storage products accounted for 73% of net sales, mobile communications 17% of net sales, multimedia SoCs 8% of net sales, and others 2% of net sales.

Net sales of mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, increased 20% from the third quarter of 2010 to US$29.2 million in the fourth quarter.

Net sales of mobile communications products, which primarily include mobile TV IC solutions and handset transceivers, increased 17% from the third quarter of 2010 to US$6.9 million in the fourth quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, decreased 10% from the third quarter of 2010 to US$3.3 million in the fourth quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation decreased to 45.1% in the fourth quarter from 48.4% in the third quarter primarily because of product mix and NT Dollar appreciation. GAAP gross margin decreased to 45.0% in the fourth quarter from 48.3% in the third quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$11.2 million, which was lower than the US$13.2 million expended in the third quarter. Research and development expenditures, excluding stock-based compensation, were US$7.2 million, which was lower than the US$7.9 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.3 million, which was lower compared to the US$2.9 million reported in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$1.7 million, which was lower compared to the US$2.3 million reported in the previous quarter. Stock-based compensation was US$1.7 million in the fourth quarter, which was lower than the US$1.8 million in the third quarter. Acquisition-related charges were US$0.6 million, a slight increase from US$0.5 million in the previous quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 17.3%, an increase from 9.8% in the previous quarter. GAAP operating margin was 12.2%, an increase from the 2.9% in the third quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.1 million, similar to the third quarter. GAAP net total other income was a loss of US$9.2 million which was greater than the loss of US$2.4 million in the third quarter due primarily to a foreign exchange loss of US$9.2 million in the fourth quarter. Foreign exchange loss increased in the fourth quarter to US$9.2 million from US$2.4 million in the third quarter as NT Dollar appreciation affected the translational value of US Dollar intercompany financing, cash balance, and other balance sheet items.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$5.8 million this quarter, an increase from US$5.1 million in the third quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$0.18, an increase from US$0.16 in the previous quarter.

Net income (GAAP) was a loss of US$5.5 million or US$0.19 per diluted ADS, compare to earning of US$0.3 million or US$0.01 per diluted ADS in the third quarter of 2010.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased to US$54.8 million from US$58.4 million at the end of the third quarter of 2010 due primarily to a decrease in accounts payable and an increase in accounts receivable.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2010

(In US$ millions)
Net loss	(5.5)
Depreciation & amortization	1.8
Changes in operating assets and liabilities	(9.1)
Others	2.3

Net cash provided by (used in) operating activities	(10.5)

Acquisition of property and equipment	(1.3)
Others	0.6

Net cash provided by (used in) investing activities	(0.7)

Others	—

Net cash provided by (used in) financing activities	—

Effects of changes in foreign currency exchange rates on cash	4.6

Net decrease in cash and cash equivalents	(6.6)

Pro-forma adjustment for foreign exchange translation	3.6

Pro-forma net decrease in cash and cash equivalents	(3.0)

During the fourth quarter of 2010, we spent US$1.1 million in capital expenditures primarily relating to the purchase of software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We are proud of the growth we generated in 2010 but we believe that the opportunities ahead for 2011 are even more exciting. Flash supply is expected to increase further in 2011 as the major flash vendors ramp up new manufacturing facilities while demand is expanding beyond the traditional card and USB flash drive markets into exciting new embedded opportunities in smartphones, tablets and other devices. Additionally, we are leveraging our controller technology leadership to enter new OEMs programs involving major flash vendors. As the year progresses, I intend to discuss more about our design wins involving our embedded solutions as well as our OEM programs.”

For the first quarter of 2011, management expects:

•	Revenue to be flat to down 10% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$12 to US$14 million

For the full year 2011, management expects:

•	Revenue to be up 20% to 30% compared with full year 2010

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$53 to US$56 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on February 1, 2011.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PFUJARAB6

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 713 4211

USA (Toll): 1 617 213 4864

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 1188 2446

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 4821 7560

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. We consider litigation to be an unusual, non-recurring activity that does not occur regularly in the normal course of our business and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to one-time payments in connection with favorable settlements of certain litigations with ASE and ANP.

Impairment of goodwill and long-lived assets evaluates the recoverability of goodwill and long-lived assets annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Dec. 31, 2009 (NT$)	Sep. 30, 2010 (NT$)	Dec. 31, 2010 (NT$)	Dec. 31, 2009 (US$)	Sep. 30, 2010 (US$)	Dec. 31, 2010 (US$)
Net Sales	728,154	1,092,485	1,218,595	22,530	34,204	40,006
Cost of sales	547,039	565,147	670,181	16,926	17,694	22,002

Gross profit	181,115	527,338	548,414	5,604	16,510	18,004
Operating expenses
Research & development	359,523	285,238	248,670	11,123	8,930	8,164
Sales & marketing	134,060	106,210	80,215	4,148	3,325	2,633
General & administrative	189,287	87,205	57,209	5,857	2,730	1,878
Amortization of intangibles assets	48,282	17,316	17,316	1,494	542	568
Impairment of goodwill and long-lived assets	1,236,549	—	—	38,260	—	—
Gain from settlement of litigation	—	100	(3,541)	—	3	(116)

Operating income (loss)	(1,786,586)	31,269	148,545	(55,278)	980	4,877

Non-operating income (expense)

Gain on sale of investments	10	25	19	—	1	1
Interest income, net	3,536	1,704	1,702	109	53	55
Impairment of long-term investments	(2,158)	—	(871)	(67)	—	(29)
Foreign exchange gain (loss), net	(10,584)	(77,862)	(281,027)	(327)	(2,438)	(9,226)
Others, net	142	(32)	(237)	5	(1)	(7)

Subtotal	(9,054)	(76,165)	(280,414)	(280)	(2,385)	(9,206)

Income (loss) before income tax	(1,795,640)	(44,896)	(131,869)	(55,558)	(1,405)	(4,329)
Income tax expense (benefit)	108,043	(55,495)	35,339	3,343	(1,737)	1,160

Net income (loss)	(1,903,683)	10,599	(167,208)	(58,901)	332	(5,489)

Basic earnings (loss) per ADS	($68.39)	$0.36	($5.72)	($2.12)	$0.01	($0.19)
Diluted earnings (loss) per ADS	($68.39)	$0.35	($5.72)	($2.12)	$0.01	($0.19)

Margin Analysis:
Gross margin	24.9%	48.3%	45.0%	24.9%	48.3%	45.0%
Operating margin	(245.4%)	2.9%	12.2%	(245.4%)	2.9%	12.2%
Net margin	(261.4%)	1.0%	(13.7%)	(261.4%)	1.0%	(13.7)%

Additional Data:
Weighted avg. ADS equivalents[1]	27,836	29,226	29,252	27,836	29,226	29,252
Diluted ADS equivalents	27,836	30,446	29,252	27,836	30,446	29,252

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Dec. 31, 2009 (NT$)	Sep. 30, 2010 (NT$)	Dec. 31, 2010 (NT$)	Dec. 31, 2009 (US$)	Sep. 30, 2010 (US$)	Dec. 31, 2010 (US$)
GAAP net income (loss)	(1,903,683)	10,599	(167,208)	(58,901)	332	(5,489)
Stock-based compensation:
Cost of sales	15,699	1,870	1,700	486	59	56
Research and development	117,949	31,909	29,051	3,649	999	954
Sales and marketing	41,257	12,024	10,664	1,277	376	350
General and administrative	70,358	11,140	9,608	2,177	349	315

Total stock-based compensation	245,263	56,943	51,023	7,589	1,783	1,675

Acquisition related charges:
Amortization of intangible assets	48,282	17,316	17,316	1,494	542	568
Impairment of goodwill and long-lived assets	1,236,549	—	—	38,260	—	—

Litigation expenses	1,210	1,544	(2,870)	37	48	(94)
Gain from settlement of litigation	—	100	(3,541)	—	3	(116)
Foreign exchange loss (gain), net	10,584	77,862	281,027	327	2,438	9,226
Impairment of long-term investments	2,158	—	871	67	—	29

Non-GAAP net income (loss)	(359,637)	164,364	176,618	(11,127)	5,146	5,799

Shares used in computing non-GAAP basic earnings per ADS	27,836	29,226	29,252	27,836	29,226	29,252

Shares used in computing non-GAAP diluted earnings per ADS	27,836	32,237	32,113	27,836	32,237	32,113

Non-GAAP basic earnings (loss) per ADS	($12.92)	$5.62	$6.04	($0.40)	$0.18	$0.20

Non-GAAP diluted earnings (loss) per ADS	($12.92)	$5.10	$5.50	($0.40)	$0.16	$0.18

Non-GAAP gross margin	27.0%	48.4%	45.1%	27.0%	48.4%	45.1%
Non-GAAP operating margin	(35.1%)	9.8%	17.3%	(35.1%)	9.8%	17.3%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data)

(unaudited)

	For the Year Ended
	Dec. 31, 2009 (NT$)	Dec. 31, 2010 (NT$)	Dec. 31, 2009 (US$)	Dec. 31, 2010 (US$)
Net Sales	2,893,230	4,177,250	87,481	132,395
Cost of sales	1,702,808	2,219,052	51,487	70,331

Gross profit	1,190,422	1,958,198	35,994	62,064
Operating expenses
Research & development	1,122,491	1,054,194	33,940	33,412
Sales & marketing	395,985	389,065	11,973	12,331
General & administrative	464,688	305,613	14,051	9,686
Amortization of intangible assets	192,391	69,244	5,817	2,195
Impairment of goodwill and long-lived assets	1,236,549	—	37,389	—
Gain from settlement of litigation	—	(46,941)	—	(1,488)

Operating income (loss)	(2,221,682)	187,023	(67,176)	5,928

Non-operating expense (income)
Gain on sale of investments	233	59	7	2
Interest income, net	18,602	8,184	563	260
Foreign exchange gain (loss), net	(88,949)	(358,292)	(2,690)	(11,356)
Impairment of long-term investments	(8,630)	(7,272)	(261)	(230)
Others, net	(1,988)	(3,356)	(60)	(107)

Subtotal	(80,732)	(360,677)	(2,441)	(11,431)

Income (loss) before income tax	(2,302,414)	(173,654)	(69,617)	(5,503)
Income tax expense (benefit)	6,784	(18,869)	205	(598)

Net income (loss)	(2,309,198)	(154,785)	(69,822)	(4,905)

Basic earnings (loss) per ADS	($83.45)	($5.33)	($2.52)	($0.17)

Diluted earnings (loss) per ADS	($83.45)	($5.33)	($2.52)	($0.17)

Margin Analysis:
Gross margin	41.2%	46.9%	41.2%	46.9%
Operating margin	(76.8%)	4.5%	(76.8%)	4.5%

Weighted average ADS:
Basic	27,673	29,040	27,673	29,040
Diluted	27,673	29,040	27,673	29,040

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2009 (NT$)	Dec. 31, 2010 (NT$)	Dec. 31, 2009 (US$)	Dec. 31, 2010 (US$)
GAAP net income (loss)	(2,309,198)	(154,785)	(69,822)	(4,905)
Stock-based compensation:
Cost of sales	24,445	5,911	739	187
Research and development	224,220	102,209	6,780	3,239
Sales and marketing	77,500	45,520	2,344	1,443
General and administrative	120,298	37,488	3,638	1,188

Total stock-based compensation	446,463	191,128	13,501	6,057

Acquisition related charges:
Amortization of intangible assets	192,391	69,244	5,817	2,195
Impairment of goodwill and long-lived assets	1,236,549	—	37,389	—
Litigation expenses	5,112	3,378	155	107
Gain from settlement of litigation	—	(46,941)	—	(1,488)
Impairment of long-term investments	8,630	7,272	261	230
Foreign exchange loss (gain), net	88,949	358,292	2,690	11,356

Non-GAAP net income	(331,104)	427,588	(10,009)	13,552

Weighted avg. ADS (non-GAAP):
Basic	27,673	29,040	27,673	29,040

Diluted	27,673	31,940	27,673	31,940

Non-GAAP basic earnings per ADS	($11.96)	$14.72	($0.36)	$0.47

Non-GAAP diluted earnings per ADS	($11.96)	$13.39	$0.36)	$0.42

Non-GAAP gross margin	42.0%	47.0%	42.0%	47.0%
Non-GAAP operating margin	(11.8%)	9.7%	(11.8%)	9.7%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2009 (NT$)	Sep. 30, 2010 (NT$)	Dec. 31, 2010 (NT$)	Dec. 31, 2009 (US$)	Sep. 30, 2010 (US$)	Dec. 31, 2010 (US$)
Cash and cash equivalents	1,951,584	1,770,267	1,569,792	60,533	56,414	53,394
Short-term investments	21,153	61,193	41,200	656	1,950	1,401
Accounts receivable (net)	467,437	693,236	792,373	14,499	22,092	26,951
Inventories	457,736	701,416	699,152	14,198	22,352	23,781
Refundable deposits—current	50,689	214,355	200,732	1,572	6,831	6,828
Deferred income tax assets (net)	9,097	18,081	48,891	282	576	1,663
Prepaid expenses and other current assets	140,324	134,057	58,764	4,352	4,272	1,999

Total current assets	3,098,020	3,592,605	3,410,904	96,092	114,487	116,017

Long-term investments	15,709	6,271	5,400	487	200	184
Property and equipment (net)	773,218	754,247	743,028	23,983	24,036	25,273
Goodwill and intangible assets (net)	1,261,160	1,209,211	1,191,895	39,118	38,535	40,540
Other assets	272,011	303,755	253,881	8,437	9,679	8,635

Total assets	$5,420,118	5,866,089	5,605,108	$168,117	186,937	190,649

Accounts payable	324,650	580,686	329,716	10,070	18,505	11,215
Income tax payable	38,655	24,277	37,605	1,199	774	1,279
Accrued expenses and other current liabilities	421,715	449,007	441,525	13,080	14,308	15,018

Total current liabilities	785,020	1,053,970	808,846	24,349	33,587	27,512
Other liabilities	120,775	101,094	69,259	3,746	3,222	2,355

Total liabilities	905,795	1,155,064	878,105	28,095	36,809	29,867
Shareholders’ equity	4,514,323	4,711,025	4,727,003	140,022	150,128	160,782

Total liabilities & shareholders’ equity	$5,420,118	5,866,089	5,605,108	$168,117	186,937	190,649

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.32 to US$1 for 4Q09, NT$31.94 to US$1 for 3Q10, and NT$30.46 to US$1 for 4Q10 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.24 to US$1 at the end of 4Q09, NT$31.38 to US$1 at the end of 3Q10 and NT$29.4 to US$1 at the end of 4Q10.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter 2011 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 25, 2010. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com